FORM U-3A-2

Adopted  November  9,  1939                   File No._____

                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C.
          Statement by Holding Company Claiming
                 Exemption Under Rule U-2 from
                 the Provisions of the
             Public Utility Holding Company Act of 1935
               To be filed annually prior to March 1
                       ILLINOIS POWER COMPANY
                        (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility
Holding Company  Act  of 1935.   In  support  of  such  claim
for exemption  the  following information is submitted:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Name of Company      State of          Location        Nature of
                   Organization                         Business

Illinois Power       Illinois          Decatur,     Electric and Gas
Company                                Illinois     Utility (1)

Electric Energy,     Illinois      Joppa, Illinois  Electric
Inc.                                                Generation (2)

IP Gas Supply        Illinois          Decatur,     Gas Exploration
Company                                Illinois     (3)

Illinois Power       Illinois          Decatur,     Lessor of
Fuel Company                           Illinois     Nuclear Fuel (4)



(1)Illinova Corporation ("Illinova") is a holding company for Illinois Power Company ("IP") and other subsidiaries. IP, the primary business and subsidiary of Illinova, is engaged in the generation, transmission, distribution and sale of electric energy and the distribution, transportation and sale of natural gas in the State of Illinois.

(2)IP owns   20%   of  the  capital  stock  of  Electric
   Energy, Inc.("EEI"). The remainder of EEI's capital stock is owned by three other public utility companies. IP disclaims existence of control over EEI.

(3)IP's  total  investment  in IP Gas Supply  Co.,  a  wholly owned subsidiary,  is  approximately $301,000, which is
   accounted for under the equity accounting method. The investment was made for the purpose of acquiring interests
   in gas and oil leases.   IP, through  such investment, is
   attempting to increase the  supplies
   of  gas  available  to it through its pipeline supplier,
   Natural Gas Pipeline Company of America, by participating, together with a subsidiary of Natural Gas Pipeline Company
   of  America  and other   gas  distribution  utility
   customers of such pipeline supplier, in the acquisition of such leases.

(4)IP owns 50% of the capital stock of Illinois
   Power Fuel  Company.  The remainder of its capital stock  is
   owned  by one   other  entity  which  is  not  a  public
   utility company. Illinois Power Fuel Company was formed for the purpose of leasing nuclear fuel and facilities incidental thereto to IP and is deemed not to be an electric utility company pursuant to Rule 7(d)(6) under the Public Utility Holding Company Act of 1935.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of
electric energy for   sale, or for the production, transmission,
and distribution of natural or manufactured gas, indicating the
location of   principal  generating  plants,  transmission
lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

IP is predominantly an electric and gas utility company whose operations do not extend beyond the State of Illinois in which it is organized.

IP   supplies   electric  service  at  retail  in  310
incorporated municipalities, adjacent suburban areas, numerous unincorporated communities, and rural areas in the State of Illinois.

Electric service at wholesale is supplied for resale to one electric utility and the Illinois Municipal Electric Agency as
agent for   11 municipalities.  IP provided interchange power to
13 utilities and one power marketer for resale. IP provides power to Soyland Power Cooperative, Inc. ("Soyland") under a
Power Coordination Agreement; revenues received from Soyland are reported as electric interchange.

IP supplies natural gas service at retail in 257 incorporated municipalities, adjacent suburban areas and numerous unincorporated communities in the State of Illinois. It does not sell gas for resale. During 1995, IP purchased all of its gas from independent gas suppliers. IP also transports gas for industrial and commercial customers who have contracted to purchase gas through a broker or a producer.

IP owns and operates electric generating stations at Havana, Wood River, Hennepin, Baldwin, and near Danville, Illinois
(designated as Vermilion    Plant)   having   net   summer
output   capabilities, respectively,  of  666,000  kilowatts,
607,000  kilowatts,  289,000 kilowatts, 1,751,000 kilowatts and
174,000 kilowatts.  IP  also  has an   86.79%   ownership
interest  in  the  Clinton  Power   Station ("Clinton") and
Soyland owns the remaining 13.21%.  IP's portion  of net summer
output capabilities of Clinton is 807,000 kilowatts.   IP also
owns other generating facilities with an aggregate capability of 147,000 kilowatts, including gas turbine units at three locations which provide peaking service. Havana Units 1 - 5 and Wood River Units 1 - 3 are currently not staffed, but are available to meet reserve requirements with a maximum of four months notice. IP owns an interconnected transmission system of approximately 2,800 circuit miles, operating at from 69,000 to 345,000 volts and a distribution system which includes about 37,400 circuit miles of overhead and underground lines.

IP has eight underground gas storage fields in Illinois having a total deliverability on a peak day of about 347,000 Mcf.

IP owns liquefied petroleum gas plants at Champaign and Freeburg with each plant having daily deliverability of 40,000
Mcf. of 1,000 Btu gas for peak shaving purposes. IP also owns an inactive gas plant at Danville. Liquefied petroleum gas plants at Galesburg and Jacksonville were retired in 1994 and demolished in 1995. Gas properties include approximately 7,900 miles of mains.

IP owns 20% of the capital stock of Electric Energy, Inc., an Illinois corporation, which was organized to own and operate a steam electric generating station and related transmission facilities near Joppa, Illinois to supply electric energy to the Department of Energy for its project near Paducah, Kentucky.

All of the electric and gas properties of IP are located within the State of Illinois. A 345,000 volt transmission line running from a point at the Indiana state border to a site near Sidney, Illinois delivers and receives electric energy at the eastern edge of the State of Illinois. This line is an interconnection with Indiana Michigan Power Company. A second 345,000 volt line running from a point at the Kentucky state border to a site near Mt. Vernon, Illinois (a portion of such line is owned by Central Illinois Public Service Company) delivers and receives electric energy at the
southern   end of  the  State  of  Illinois.   This  line   is
an interconnection with Tennessee Valley Authority.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of Kwh. of electric energy sold (at retail or wholesale) and Mcf. of natural or manufactured gas distributed at retail.

 Company          Total Electric Sales     Retail Gas Sales
                               (Kwh.)                 (Mcf.)
------------------------------------------------------------
Illinois Power      22,038,472,253           58,757,601
Company
Electric Energy, Inc.      12,011,000,159              None

          (b)     Number  of  Kwh. of electric energy  and  Mcf.
          of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

In  1995, EEI billed the Department of Energy for 8,977,094,159
Kwh. of electric energy delivered to the Department of Energy project near Paducah, Kentucky. Gas is distributed by IP only within the State of Illinois.

          (c)     Number  of  Kwh. of electric energy  and  Mcf.
          of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

  Company         Electric Sales (Kwh.)     Gas Sales (Mcf.)
---------------------------------------------------------------
Illinois Power     1,309,545,000(*)               None
Company

(*)Sold  15,051,000 kilowatt-hours to Indiana-Michigan Power
   Company at the Illinois-Indiana state line, 1,015,222,000 kilowatt-hours to the Tennessee Valley Authority at the Illinois-Kentucky state line and 550,000 kilowatt-hours to Kentucky Utilities at the Illinois-Kentucky state line, 25,997,000 kilowatt-hours to Iowa Illinois Gas & Electric Company and 252,725,000 kilowatt-hours to various power marketers.

          (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.
  Company           Electric Purchases    Gas Purchases (Mcf.)
                             (Kwh.)
------------------------------------------------------------------
Illinois Power     851,374,000 (**)             None
Company

(**)Purchased 24,104,000 kilowatt-hours from Indiana-Michigan
   Power Company at the Illinois-Indiana state line, 438,772,000 kilowatthours from the Tennessee Valley Authority at the IllinoisKentucky  state line and 1,800,000 kilowatt-hours
   from Kentucky Utilities   at  the  Illinois-Kentucky  state
   line, 275,582,000 kilowatt-hours from Iowa Illinois Gas & Electric Company, and 111,116,000 kilowatt-hours from various power marketers.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a)Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None

          (b)Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

None

          (c)Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None

          (d)Capitalization and earnings of the EWG or foreign utility company during the reporting period.
None
          (e)Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).
None

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 1996.


ILLINOIS POWER COMPANY
                                        By
                                        /s/Cindy G.Steward
                                       -------------------------
                                        Cindy G. Steward
                                        Controller
Corporate Seal
Attest:



/s/Leah Manning Stetzner
---------------------------
Leah Manning Stetzner
Vice President,
General Counsel and
Corporate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                          Cindy G. Steward
                             Controller
                       Illinois Power
                       Company 500 South
                       27th Street
                    Decatur, Illinois 62525-1805


                           EXHIBIT A


A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

Consolidating statements have not been furnished with respect to IP and IP Gas Supply Company, Illinois Power Fuel
Company and Electric Energy, Inc., inasmuch as IP accounts for these investments under the equity accounting method.


Illinois  Power Capital, L.P., is a limited partnership in
which IP serves as  a  general  partner.  In accordance
with Statement of Financial Accounting Standards No. 94, "Consolidation of All Majority-Owned Subsidiaries," IP consolidates the
accounts   of Illinois Power Capital.

Illinois Power Financing I is a statutory business trust formed in January, 1996, in which IP serves as sponsor. In accordance with Statement of Financial Accounting Standards
No. 94, "Consolidation of All  Majority-Owned  Subsidiaries,"
IP  will consolidate  the accounts of Illinois Power Financing I.

Attached are the balance sheets as of December 31, 1995, and income statements and statements of retained earnings for the twelve months ended December 31, 1995, for IP, IP Gas Supply Company, Illinois Power Fuel Company and Electric Energy, Inc.


                      Illinois Power Company
                     Consolidated Balance Sheet
                      As of December 31, 1995
                       (Millions of Dollars)

                                                            Exhibit 99
                                                              to
                                                            Form U-3A-2


     Assets

     Utility Plant, at original cost
        Electric (includes construction work in
                  progress of $199.8                      $ 6,189.0
                            million)
        Gas (includes construction work in
                   progress of $10.2                          625.9
                            million)                       --------
                                                            6,814.9
        Less - Accumulated depreciation                     2,251.7
                                                           --------
                                                            4,563.2
     Nuclear fuel in process                                    5.7
     Nuclear fuel under capital lease                          95.2
                                                           --------
                                                            4,664.1
                                                           --------
     Investments and Other Assets                              16.4
                                                           --------
     Current Assets
        Cash and cash equivalents                               4.3
           Accounts receivable (less
              allowance for doubtful
           accounts of $3 million)
           Service                                            129.4
           Other                                               18.2
        Accrued unbilled revenue                               89.1
          Materials and supplies, at
                        average cost
           Fossil fuel                                          9.9
           Gas in underground storage                          18.5
           Operating materials                                 82.7
              Prepaid and refundable                           19.6
                        income taxes
        Prepayments and other                                  20.8
                                                            -------
                                                              392.5
                                                            -------
     Deferred Charges
        Deferred Clinton costs                                107.3
        Recoverable income taxes                              128.7
        Other                                                 258.2
                                                           --------
                                                              494.2
                                                           --------
                                                           $ 5,567.2
                                                           =========

                          Illinois Power Company
                         Consolidated Balance Sheet
                          As of December 31,1995
                          (Millions of Dollars)

                                                           Exhibit 99
                                                              to
                                                           Form U-3A-2

  Capital and Liabilities

  Capitalization
    Common stock equity
          No par value 100,000,000
                shares authorized;
                 75,643,937 shares                        $  1,424.6
            outstanding, stated at
     Retained earnings                                        129.6
     Less - Capital stock expense                               8.8
        Less - 2,696,086 shares of                             67.3
      common stock in treasury, at                        ---------
                              cost
                      Total common                          1,478.1
                      stock equity
     Preferred stock                                          125.6
            Mandatorily redeemable                             97.0
                   preferred stock
     Long-term debt                                         1,739.3
                                                           --------
                 Total capitalization                       3,440.0
                                                           --------

  Current Liabilities
     Accounts payable                                         119.9
     Notes payable                                            359.6
          Long-term debt and lease
                       obligations
         maturing within one year                              95.0
     Dividends declared                                        23.0
     Taxes accrued                                             44.8
     Interest accrued                                          39.0
     Other                                                     66.2
                                                            -------
                                                              747.5
  Deferred Credits                                          -------
     Accumulated deferred income                            1,019.1
  taxes
              Accumulated deferred                            222.8
            investment tax credits
     Other                                                    137.8
                                                            -------
                                                            1,379.7
                                                            -------
                                                         $  5,567.2
                                                        ===========



                          Illinois Power Company
                       Consolidated Income Statement
                   For the Year Ended December 31, 1995
                          (Millions of Dollars)


                                                            Exhibit 99
                                                               to
                                                            Form U-3A-2

  Operating Revenues
    Electric                                               $  1,252.6
    Electric interchange                                       116.3
    Gas                                                        272.5
                                                           ---------
       Total                                                 1,641.4
                                                           ---------
  Operating Expenses and
  Taxes
    Fuel for electric                                          273.9
  plants
    Power purchased                                             59.5
    Gas purchased for                                          138.8
  resale
    Other operating                                            259.7
  expenses
    Maintenance                                                100.0
       Enhanced retirement                                      37.8
             and severance
          Depreciation and                                     186.5
              amortization
    General taxes                                              135.0
    Income taxes                                               125.8
                                                            --------
       Total                                                 1,317.0
                                                            --------
  Operating income                                             324.4
                                                            --------
  Other Income and
  Deductions
    Miscellaneous - net                                          0.3
                                                            --------
       Total                                                     0.3
                                                            --------
    Income before interest                                     324.7
                   charges                                  --------

  Interest Charges
    Interest expense                                           148.0
    Allowance for borrowed                                     (6.0)
         funds used during                                  ---------
              construction
       Total                                                   142.0
                                                            ---------
  Net Income                                                   182.7
          Less - Preferred                                      23.7
     dividend requirements
    Plus - Carrying amount
  under consideration paid
              for redeemed                                     (3.5)
           preferred stock                                  ---------

  Net income applicable to                                 $    155.5
              common stock                                  ==========




                         Illinois Power Company
               Consolidated Statement of Retained Earnings
                  For the Year Ended December 31, 1995
                        (Millions of Dollars)

                                                            Exhibit 99
                                                              to
                                                            Form U-3A-2



  Balance at beginning of                                  $     51.1
  year
  Net income before                                            182.7
  dividends                                                 ---------
                                                               233.8
                                                            ---------


  Less:
    Dividends -
       Preferred stock                                          23.6
       Common stock                                             77.1

  Plus:
     Carrying amount under
    consideration paid for
        redeemed preferred                                     (3.5)
                     stock                                  ---------
                                                             (104.2)
                                                            ---------
  Balance at end of year                                   $    129.6
                                                            =========



                        Illinois Power Fuel Company
                              Balance Sheet
                          As of December 31, 1995
                           (Thousands of Dollars)
                                  (Unaudited)
                                                       Exhibit 99
                                                          to
                                                       Form U-3A-2

                  ASSETS
                  ------
Current Assets
   Cash and cash equivalents                          $  4,107
   Accounts receivable from
      Illinois Power Company                             3,287
   Deferred SWU's for KWH                                1,950
   Prepaid interest                                        209
   Prepayments                                             (8)
   New investment in nuclear fuel                       33,301
                                                      --------
                                                        42,846
Noncurrent Assets
   Net investment in nuclear fuel                       61,856
                                                      --------
                                                      $104,702
                                                      ========

          LIABILITIES AND STOCKHOLDERS' EQUITY
          ------------------------------------

Current Liabilities
   Accrued interest                                         752
   Notes payable                                         73,757
   Other current liabilities                                 93
                                                       --------
                                                         74,602
                                                       --------
Noncurrent Liabilities
   Long-term debt                                        30,000
                                                       --------
Stockholders' Equity
   Common stock, par value $1
   (100,000 shares authorized,
   issued and outstanding)                                  100
Retained earnings                                         -
                                                        --------
                                                            100
                                                        --------
                                                       $104,702
                                                       =========


                       Illinois Power Fuel Company
                   Income Statement For the Year Ended
                            December 31, 1995
                          (Thousands of Dollars)
                               (Unaudited)

                                                       Exhibit 99
                                                          to
                                                       Form U-3A-2

Revenues
   Nuclear fuel lease income                             $   41,235
   Non-utility operations                                        26
                                                         ----------
                                                             41,261
                                                         ----------
Expenses and Taxes
   Amortization of nuclear fuel                              34,520
   Interest expenses, net                                     6,726
   Income taxes                                                   3
                                                          ---------
                                                             41,249
                                                          ---------
Net Income                                               $       12
                                                          =========

                  --------------------------------
                      Illinois Power Fuel Company
                     Statement of Retained Earnings
                For the Year Ended December 31, 1995
                     (Thousands of Dollars)
                         (Unaudited)

Balance at beginning of year                             $     -
Net income                                                      12
                                                          ---------
                                                                12
Less -
   Dividends paid                                               12
                                                          ---------
Balance at end of year                                   $     -
                                                          ==========



                           Electric Energy, Inc.
                            Income Statement
                   For the Year Ended December 31, 1995
                          (Thousands of Dollars)
                                (Unaudited)
                                                       Exhibit 99
                                                          to
                                                       Form U-3A-2
Operating Revenues
   Sales to Department of Energy
      Permanent power                                  $     94,538
      Additional power                                       55,155
      Excess power                                              537
      Firm additional power                                   9,886
                                                        -----------
         Total sales to Department of Energy                160,116
   Sales to other electric utilities                         63,629
   Other electric revenues                                       68
                                                        -----------
         Total Operating Revenues                           223,813
                                                        -----------

Operating Expenses
   Purchased power                                           61,520
   Fuel                                                      78,304
   Operation                                                 19,133
   Maintenance                                               17,941
   Depreciation                                              15,427
   Taxes other than income taxes                              1,912
   Income taxes                                               7,729
                                                         ----------
          Total Operating Expenses                          201,966
                                                         ----------
Income from Operations                                       21,847
                                                         ----------

Other (Income) and Expense
   Interest income                                             (106)
   Interest expense                                          10,316
   Other, net                                                   243
                                                          ---------
           Total Other (Income) and Expense                  10,453
                                                          ---------
Net Income                                               $   11,394
                                                          =========
                -----------------------------

                       Electric Energy, Inc.
                   Statement of Retained Earnings
                For the Year Ended December 31, 1995
                      (Thousands of Dollars)
                           (Unaudited)

Balance at beginning of year                           $   2,634
Net income                                                11,394
                                                       ---------
                                                          14,028
Less -
   Dividends on common stock                              11,394
                                                       ---------
Balance at end of year                                 $   2,634
                                                       =========




                      Electric Energy, Inc.
                          Balance Sheet
                     As of December 31, 1995
                     (Thousands of Dollars)
                           (Unaudited)
                                                       Exhibit 99
                                                          to
                                                       Form U-3A-2
                   Assets
                  -------
Utility Plant
   Utility plant in service                            $   340,746
   Construction work in progress                             1,176
                                                        ----------
                                                           341,922

   Less - Accumulated depreciation                         232,298
                                                        ----------
                                                           109,624
                                                        ----------
Current Assets
   Cash                                                        145
   Working funds                                                40
   Accounts receivable from the Department of Energy        11,757
   Accounts receivable from sponsoring companies             4,611
   Accounts receivalbe from subsidiaries - short-term        6,924
   Other accounts receivable                                   810
   Fuel inventory                                            8,577
   Plant material and supplies inventory                     5,948
   Prepayments                                                 735
                                                        ----------
                                                            39,547
                                                        ----------
Other Assets
   Unamortized debt expense                                    657
   Postretirement benefit receivable                         2,113
   Prepaid pension cost                                      2,823
   Deferred charges and other assets                         1,984
   Deferred taxes                                            5,970
   Long-term receivalbe - subsidiary                         9,261
                                                         ---------
                                                            22,808
                                                         ---------
                                                        $  171,979
                                                         =========

                    Electric Energy, Inc.
                       Balance Sheet
                 As of December 31, 1995
                   (Thousands of Dollars)
                      (Unaudited)

                                                       Exhibit 99
                                                          to
                                                       Form U-3A-2

                       Capital and Liabilities
                       -----------------------

Capitalization
   Common stock equity -
       Common stock                                   $    6,200
       Retained earnings                                   2,634
   Long-term debt                                        130,000
                                                       ---------
                                                         138,834
                                                       ---------
Current and Accrued Liabilities
   Notes payable                                          10,000
   Accounts payable                                       13,033
   Accounts payable to sponsoring companies                2,059
   Interest accrued                                          527
   Dividends payable                                       2,572
   Accrued taxes other than income                             9
   Accrued income taxes                                     (905)
                                                        ---------
                                                          27,295
                                                        ---------
Other Liabilities
   Provision for injuries and damages                        575
   Postretirement benefit liability                        2,113
   Pension liability                                       2,822
   Deferred taxes                                            340
                                                        --------
                                                           5,850
                                                        --------
                                                        $171,979
                                                        ========

                         IP Gas Supply Company
                             Balance Sheet
                       As of December 31, 1995
                         (Thousands of Dollars)
                             (Unaudited)

                                                       Exhibit 99
                                                           to
                                                      Form U-3A-2

                   ASSETS
                  -------
Cash                                                   $       99
Accounts receivable - Illinois Power Company                5,725
Preliminary survey and investigation charges                  211
Incorporation fees                                              7
                                                        ---------
    Total Assets                                       $    6,042
                                                        =========
                LIABILITIES AND STOCKHOLDERS' EQUITY
                ------------------------------------
Taxes accrued                                          $       15
Common stock, par value $100                                4,100
Retained earnings                                           1,927
                                                        ---------
     Total liabilities and stockholders' equity        $    6,042
                                                        =========

           -------------------------------------------
                       IP Gas Supply Company
                          Income Statement
                    For the Year Ended December 31, 1995
                       (Thousands of Dollars)
                          (Unaudited)

Operating revenues                                     $        5
Operating expenses and taxes                                  100
                                                         ---------
Operating income                                              (95)
Other income                                                  235
                                                         ---------
Net income                                              $     140
                                                         =========

               --------------------------------------
                        IP Gas Supply Company
                       Statement of Retained Earnings
                       For the Year Ended December 31, 1995
                          (Thousands of Dollars)
                               (Unaudited)

Balance at beginning of year                            $    1,787
Net income                                                     140
                                                        ----------
Balance at end of year                                  $    1,927
                                                         =========


                                 EXHIBIT C
An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system is not applicable as reflected in our responses in Item 4.